Mail Stop 0610                                                          May 7, 2009


Mr. Joe Crisafi
Chief Financial Officer
Comprehensive Care Corporation
3405 W. Martin Luther King, Jr. Blvd., Suite 101
Tampa, Florida 33607


Re:     Comprehensive Care Corporation
        Preliminary information statement filed January 27, 2009
        Form 8-K filed January 23, 2009
        Supplemental response dated April 24, 2009
        File No. 001-09927


Dear Mr. Crisafi:

        We have reviewed your supplemental response and have the following comments.
Where indicated, we think you should revise your document in response to these
comments.  If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your
explanation.  In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure.  After reviewing this
information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

  1. In your response letter, please consider providing us with a revised draft of your
     Information Statement, marked to show changes from the previous draft, as this
     will greatly facilitate our review of your filing.

Amendment of the Company's Restated Certificate of Incorporation...," page 4

2.  We note your discussion refers to the number of shares outstanding as of the record date.  Please expand the discussion to also include a discussion of the number of shares of common stock outstanding as of the most recent date practicable.

3.  The discussion should also be updated to include the number of shares that are reserved or may be issuable upon conversion or exercise of outstanding securities or convertible obligations.  In this regard, we note the reference on page 9 to recent private placements and the issuance of warrants to purchase series D preferred stock.  Please expand the discussion to indicate the voting power of the series D preferred stock and whether the series D preferred stock is convertible into common shares and if so, the aggregate number of common shares into which the series D preferred stock is convertible.  For example, it appears the 100 shares of series D preferred shares issuable to Mr. Crisafi may potentially represent 50 million votes and 10 million shares of common stock.

Background and Circumstances Leading to the Merger

4.  We note the discussion in the first two paragraphs of this section.  Please clarify the discussion to indicate whether Core was one of the 53 parties approached by the Special Committee or whether the first contact between the registrant and Core was the October 15, 2008 contact referred to on page 7.

5.  We note you have revised the discussion on page 8 to omit the prior language "…except as previously noted we currently have no plans to issue the additional shares of our common stock…."  An investor could infer from the prior language that the company had specific plans to issue shares to raise capital and for employee incentives.  We believe the discussion is still ambiguous.  While you may have a general idea of how the additional shares may be used in the future, what we are trying to determine is whether, in addition to the shares required in connection with the merger, the registrant currently has any specific plan, arrangement, agreement or understanding, either oral or written, pertaining to the future issuance of the additional shares that will become available as a result of the increase in authorized shares of common stock.  Please revise the discussion accordingly.

6.  In your discussion of Core's sales and marketing expertise on page 9, you state that the Company will be able to utilize Core's network of contacts, especially in the government sector and at major universities, to bring in new business opportunities.  As written, this sentence is ambiguous.  If Core has existing contacts in these sectors, please describe the nature and extent of these contacts.  If Core does not have such contacts, but the Company hopes to utilize Core's distribution channels to establish these contacts, please revise to make this clear.

Background Information About Core, page 9

7. Please provide us with your basis for the statistical information in bullets (a) through (e) that you include at the bottom of page 9 and the top of page 10 regarding underserved healthcare needs.

8. In addition, please provide us with your basis that substantiates the assertion that the lack of medical records is at an "epidemic proportion."

9. Please clarify the nature and extent of the "relationships" that Core, through Mr. Barlow, has established with various telemarketing facilities. In this regard, we note your disclosure on page 12 that "since joining the Company, Mr. Barlow has 'introduced' Core to various … telemarketing facilities having in excess of 500 licensed, insurance telemarketers operating throughout the U.S. and abroad." Please clarify what you mean by "introduced" and describe what, if any, agreements have been reached between the Company and these telemarketers as a result of these introductions.

10. Please provide us with your basis for the claim that during his career, Mr. Barlow "has achieved product sales of more than $1 billion to date on television alone and another $1 billion collectively in other channels."

Pro-forma Financial Statements

11. Since you stated in your response dated March 13, 2009 that Comprehensive Care will remain as the registrant, rather than Core, the accounting acquirer, please revise the pro forma financial statements on pages 25 and 27 to reflect the financial impact of the business combination on Comprehensive Care, the registrant. The pro forma should reflect any assets/liabilities (e.g. employment contract, customer relationships, funding agreements, non-compete agreements, etc.) that were transferred to Comprehensive Care as a result of the combination. Consider whether a similar revision is necessary to your 2008 Form 10-K under the Subsequent Events footnote.

\* \* \* \* \*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Accountant, at (202) 551-3659, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding comments pertaining to financial statements and related matters.  Please contact John L. Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3715 with any other questions.


Sincerely,


Jeffrey Riedler
Assistant Director